March 6, 2007

Mr. William Choi

Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-3561

RE:         New York & Company, Inc.

Form 10-K for Fiscal Year Ended January 28, 2006 — Filed April 7, 2006

Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006 and

October 28, 2006 — Filed June 8, 2006, September 7, 2006 and

December 7, 2006, respectively.

File No. 1-32315

Dear Mr. Choi:

I am in receipt of your letter dated February 2, 2007 regarding the above-referenced filings for New York & Company, Inc. (the “Company” or “New York & Company”) and appreciate the efforts of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in the review process and in assisting us with enhancing the overall disclosures in the Company’s filings with the Commission.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review of the Company’s responses, I have included each SEC comment and provided the Company’s responses below each one separately.

Form 10-K for the Fiscal Year Ended January 28, 2006

Quantitative and Qualitative Disclosures about Market Risk, page 36

Controls and Procedures, page 36

1.                                      We note that you state your disclosure controls and procedures were effective in ensuring that all information required to be filed in your Annual Report on Form 10-K was recorded, processed, summarized and reported within the time period required. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response

The Company notes the Staff’s comments and will include an appropriate disclosure in an amendment to its Form 10-K for the fiscal year ended January 28, 2006 and in all future filings under the Exchange Act to indicate, provided the Company continues to assess as true, that the Company’s officers concluded that disclosure controls and procedures were effective to ensure that information required to be disclosed in such reports was accumulated and communicated to the Company’s management, including the Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

2.                                      We note that you state there were no significant changes in your internal controls over financial reporting that could significantly affect your disclosure controls and procedures. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

Response

The Company confirms that there were no changes in internal controls that occurred during the last fiscal quarter of the fiscal year ended January 28, 2006 that have materially affected or were reasonably likely to materially affect the Company’s internal control over financial reporting.  The Company will disclose in an amendment to its Form 10-K for the fiscal year ended January 28, 2006, and in future filings, any change in internal control that occurred during the last fiscal quarter that has materially affected or is reasonably likely to affect, the Company’s  internal control over financial reporting.

Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 50

3.                                      We note from your website at: www.nyandcompany.com that holders of your private label credit card receive special savings and exclusive discounts. To the extent material, please expand your disclosure to describe your accounting treatment of the discounts extended to your credit cardholders. In addition, please tell us and disclose whether you earn any marketing or sales royalties from any third parties in connection with your proprietary credit card program. Also tell us whether you have any obligations under this program. Please quantify for us the amounts presented in your financial statements, for each period presented, attributable to any marketing or sale royalties earned or to any obligations incurred in connection with your proprietary credit card program.

Response

Discounts

The Company offers a variety of discounts, principally coupons and percentage-off promotions, voluntarily and without charge to customers who hold the Company’s private label credit card and also to those who are non-credit cardholders.  The discounts offered to private label credit cardholders are special savings or exclusive in terms of the frequency with which they are issued as opposed to the type of discount being offered.  Private label credit cardholders may receive more frequent special offers or discounts but they are not promised any specific discounts in advance of receiving the offers.  The discounts are not earned and are not tied to any purchase level.  The customer can only take advantage of the promotional offer as a result of a single exchange transaction, and such transaction will not result in a loss on the sale of a product.

The Company’s policy is to account for these discount coupons and promotions as a reduction to sales revenue at the time the coupons are tendered by the customer at the store. The Company’s policy is in accordance with Issue 1 of Emerging Issues Task Force Issue No. 01-9 (EITF 01-9) Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), with respect to classification, which states in paragraph 9: “The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.” With respect to the timing of recognition, the Company’s policy is in accordance with paragraph 22 of Issue 4 of EITF 01—9 which states: “The Task Force reached a consensus that for a sales incentive offered voluntarily by a vendor and without charge to customers that can be used or that becomes exercisable by a customer as a result of a single exchange transaction, and that will not result in a loss on the sale of a product or service, a vendor should recognize the “cost” of the sales incentive at the later of the following:

a)            The date at which the related revenue is recognized by the vendor

b)            The date at which the sales incentive is offered (which would be the case when the sales incentive offer is made after the vendor has recognized revenue; for example, when a manufacturer issues coupons offering discounts on a product that it already has sold to retailers).”

In future annual filings, the Company will disclose within its Summary of Significant Accounting Policies that discount coupons and promotions are accounted for as a reduction of sales revenue at the time the coupons are tendered by the customer in accordance with EITF 01-9.

Marketing and Company Plan Fund

In connection with the Company’s private label credit card program, the Company receives a Marketing Fund from the third-party credit card provider.  The Company must use the Marketing Fund for specific types of promotions that are for the exclusive purpose of marketing and promoting the private label credit card program and the Company must submit copies of paid invoices or other supporting documentation to the credit card provider.  The Company uses the entire fund and does not have any remaining unused fund balances.

The Company’s policy is to account for these funds as a reduction of marketing expense, which is a component of selling, general and administrative expense.  The Company does not pay the credit card provider any fees related to the private label credit card program.  The Company does not have ongoing performance obligations with the credit cardholder.  The credit transactions are between the credit card provider and the cardholder to whom they have granted credit.

The Company’s policy is analogous with the guidance in  Emerging Issues Task Force Issue No. 02-16 (EITF 02-16), Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, which states in paragraph 6 that: “cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor’s products and should be characterized as a reduction of that cost when recognized in the customer’s income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor’s products or services.”

The Marketing Fund is a reimbursement of a specific incremental identifiable cost incurred by the Company in selling the credit card provider’s services, and as such the Company has classified these funds as a reduction of the marketing costs to which they relate.

The Company received $1,145,131 in Marketing Funds for the fiscal year ended January 28, 2006 and $256,199, $265,504 and $293,521 for the fiscal quarters ended April 29, 2006, July 29, 2006 and October 28, 2006, respectively.

In addition to the Marketing Fund, the Company received an immaterial amount of Company Plan Funds which were used to fund other brand marketing initiatives and were recorded as a reduction of such marketing expense.  Company Plan Funds received during the fiscal year ended January 28, 2006 amounted to $325,542 and less than $100,000 in each of the fiscal quarters ended  April 29, 2006, July 29, 2006 and October 28, 2006.

To the extent material, the Company will consider the need for expanded disclosures regarding the Marketing and Company Plan Funds in future filings; however, at present the Company does not believe that any revision to the Company’s current disclosure is necessary.

Exhibit 31.1 and Exhibit 31.2

4.                                      We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. This comment also applies to your Forms 10-Q for the periods ended April 29, 2006, July 29, 2006 and October 28, 2006.

Response

The Company notes the Staff’s comment and will file an amendment to its Form 10-K for the fiscal year ended January 28, 2006 to delete the titles of the certifying individuals at the beginning of the certifications and will not include the certifying individuals’ titles in future filings.

5.                                      We note that paragraphs 2, 3, 4(a) and 4(c) of your certifications refer to the “annual” report. Please revise to provide the exact language included in Item 601(b) (31) of Regulation S-K and do not refer to the “annual” report in these paragraphs. This comment also applies to your Forms 10-Q for the periods ended April 29, 2006, July 29, 2006 and October 28, 2006 in which you refer to the “quarterly” report in paragraphs 2, 3, 4(a) and 4(c) of your certifications.

Response

The Company notes the Staff’s comment and will file an amendment to its Form 10-K for the fiscal year ended January 28, 2006 to conform the language as set forth in Item 601(b) (31) of Regulation S-K and will not refer to the “quarterly” or “annual” report in future filings.

6.                                      We note that you have omitted the introductory language in paragraph 4 of your certifications that refers to internal control over financial reporting. Please file an amendment to your Form 10-K that includes a new, corrected certification with the introductory language in paragraph 4.

Response

The Company notes the Staff’s comment and acknowledges that the reference to internal control over financial reporting in the introductory language in paragraph 4 was inadvertently omitted.  The Company appropriately concluded on internal control over financial reporting in paragraph 4(b) and will include the appropriate introductory language in an amendment to its Form 10-K for fiscal year ended January 28, 2006 and in all future filings.

7.                                      We note that paragraph 4(d) refers to “any changes in the registrant’s internal controls over financial reporting.” Please revise to provide the exact language included in Item 601(b) (31) of Regulation S-K and refer to “any change in the registrant’s internal control over financial reporting.” This comment also applies to your Forms 10-Q for the periods ended April 29, 2006, July 29, 2006 and October 28, 2006.

Response

The Company notes the Staff’s comment and will file an amendment to its Form 10-K for the fiscal year ended January 28, 2006 to conform the language as set forth in Item 601(b)(31) of Regulation S-K in all future interim and annual filings.

I look forward to working with you to address your comments and welcome any questions or additional comments you may have after reviewing the Company’s responses.  The Company remains committed to continuously improving the transparency of its financial reporting by providing investors with informative financial disclosures and presenting an accurate view of the Company’s financial position and operating results to permit all users of the Company’s financial statements to make informed decisions.

Please contact Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660 with any additional questions.

Sincerely,

/s/ Ronald W. Ristau
Ronald W. Ristau
Chief Operating Officer and Chief Financial Officer
New York & Company, Inc.